Exhibit 99.1

May 30, 2018	TSX: GPR
For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER TO ANNOUNCE CORICANCHA PRELIMINARY ECONOMIC ASSESSMENT RESULTS AND HOST CONFERENCE CALL AND WEBCAST ON

MAY 31, 2018

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”, the “Company”) has scheduled the release of the results of the Preliminary Economic Assessment for its 100% owned Coricancha gold-silver-lead-zinc-copper underground mine and mill complex in Peru for Thursday, May 31, 2018 before market open.

A conference call and webcast will be held on the same day at 4:00 p.m. Eastern Time (1:00 p.m. Pacific Time) to discuss the results. Mr. James Bannantine, President and CEO and Mr. Jim Zadra, CFO and Corporate Secretary will host the call.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration:	www.greatpanther.com
U.S. & Canada Toll-Free:	1 800 263 0877
International Toll:	+1 323 794 2094
Conference ID:	5524128

A replay of the webcast will be available on the Webcasts section of the Company’s website approximately one hour after the conference call.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company is also evaluating the restart of the Coricancha Mine in Peru, which it acquired in 2017, and continues to pursue the acquisition of additional mining operations or projects in the Americas.

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For more information, please contact: Alex Heath Investor Relations Toll Free: 1 888 355 1766 Tel: +1 604 638 8956 aheath@greatpanther.com www.greatpanther.com